Canada Goose Reports Third Quarter Fiscal 2025 Results
Revenue of $607.9M
Net income attributable to shareholders was $139.7m, or $1.42 per diluted share

Toronto – February 6, 2025 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the third quarter of fiscal 2025, which ended December 29, 2024. All amounts are in Canadian dollars unless otherwise indicated.
“Our third quarter results highlight the power of strong execution during a key consumer shopping period, particularly in December where we saw significant acceleration in the business," said Dani Reiss, Chairman and CEO of Canada Goose.“Brand momentum was robust in the quarter, amplified by the integrated global launch of our new Snow Goose collection which drove record-setting media coverage and a three-year high in brand search. Our retail execution delivered solid results despite ongoing macro challenges and, looking ahead, our focus remains on balancing operational excellence with strategic investments and strengthening the foundations that will continue driving both brand heat and commercial momentum across all our channels.”
Third Quarter Fiscal 2025 Business Highlights:
Notable highlights from our third quarter included the following:
•Launched Haider Ackermann’s inaugural capsule, reintroducing our Snow Goose label through a fulsome 360° campaign. The campaign included impactful in-store activations, influencer collaborations, social media campaigns, and brand events in locations including Iceland, Seoul, and Toronto.
•As part of our brand evolution, elevated the wholesale shopping experience at Selfridges, London with a bold visual expression, launching a Polar Bears International pop-up and taking over the window displays with our Fall Winter 24 collection.
•Opened two concession-based shop-in-shops bringing the total permanent store count to 74 at the end of the third quarter of fiscal 2025, strengthening our position in key markets.
Subsequent to Third Quarter Fiscal 2025
•Launched our Eyewear collection through our licensee partnership with Marchon Eyewear, representing a significant milestone in our ongoing product expansion journey.
•Appointed Judit Bankus as our new Head of Merchandising.
Third Quarter Financial Highlights1:
All Year-Over-Year Comparisons Unless Otherwise Noted:

▪Total revenue decreased $2.0m to $607.9m, down 2.2% on a constant currency basis2.
•DTC revenue increased 0.7% to $517.8m, or down 1.4% on a constant currency basis2 with DTC comparable sales3 declining 6.2%, partially offset by sales from non-comparable stores.
1 Comparisons to third quarter ended December 31, 2023.
2 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

•Wholesale revenue decreased 7.5% to $75.7m or 8.1% on a constant currency basis2 due to a planned lower order book as we continue to elevate our presence within this sales channel by right-sizing our inventory position and building strong relationships with brand-aligned partners.
•Other revenue increased $0.3m to $14.4m.
▪Gross profit increased 0.5% to $452.0m. Gross margin for the quarter was 74.4% compared to 73.7% in the third quarter of fiscal 2024 primarily due to pricing and lower inventory provisioning, partially offset by product mix.
▪Selling, general and administrative (SG&A) expenses were $247.7m, compared to $250.9m in the prior year period. The reduction in SG&A was primarily due to corporate expense efficiencies, including our fiscal 2024 workforce reductions, as well non-recurrence of costs relating to the Transformation Program and foreign exchange fluctuations. This was partially offset by a planned increase in marketing spend associated with the Snow Goose campaign and increase in store expenses such as labor related to the expansion of our global retail network.
▪Operating Income was $204.3m, compared to $198.8m in the prior year period.
▪Adjusted EBIT4 was $205.2m, compared to $207.2m in the prior year period.
▪Net income attributable to shareholders was $139.7m, or $1.42 per diluted share, compared with a net income attributable to shareholders of $130.6m, or $1.29 per diluted share in the prior year period.
▪Adjusted net income attributable to shareholders4 was $148.3m, or $1.51 per diluted share, compared with an adjusted net income attributed to shareholders of $138.6m, or $1.37 per diluted share in the prior year period.
Balance Sheet Highlights
Inventory of $407.4m for the third quarter ended December 29, 2024, was down 15% year-over-year, due to a temporary reduction in production levels.
The Company ended the third quarter of fiscal 2025 with net debt4 of $546.4m, compared with $587.4m at the end of the third quarter of fiscal 2024 due to higher cash balances primarily driven by working capital release this fiscal year. The Company renewed its normal course issuer bid (the “NCIB”) in the third quarter of fiscal 2025, allowing the company to purchase for cancellation up to 4,556,841 subordinate voting shares over the 12-month period commencing on November 22, 2024 and ending on November 21, 2025, representing 10% of the “public float” determined in accordance with the requirements of the Toronto Stock Exchange as at November 8, 2024.
Fiscal 2025 Outlook5
The outlook that follows constitutes “financial outlook” and “forward-looking information” within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the company’s control. Please see "Forward-looking Statements" below for more information.

4 Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and Adjusted EBIT margin, and adjusted net income per diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
5 The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, we are unable to provide a reconciliation of the non-IFRS measures included in our fiscal 2025 guidance.

Canada Goose is updating the fiscal 2025 guidance issued with second quarter fiscal 2025 results published on November 7, 2024 to the following:

All results versus prior fiscal year unless otherwise noted	Prior Outlook (as of November 7, 2024)	Current Outlook (as of February 6, 2025)
Total Revenue Growth (%)	Low-single digit increase to low-single digit decrease	Low-single digit increase to low-single digit decrease
Non-IFRS Adjusted EBIT Margin	‘++++60 basis points to -60 basis points	Flat to '-100 basis points
Non-IFRS Adjusted Net Income per Diluted Share growth (%)	Mid-single digit increase	Low-single digit increase to flat
Our updated outlook takes into account our DTC year-to-date performance, which fell short of our expectations due to trends in global luxury consumer spending, and an increase in marketing investments in fiscal 2025, along with the following assumptions:

All results versus prior fiscal year unless otherwise noted	Prior Assumption (as of November 7, 2024)	Current Assumption (as of February 6, 2025)	Note
1H FY2025 vs 2H FY2025 revenue split	Approximate 25%/75% distribution split between 1H and 2H of fiscal 2025	Approximate 25%/75% distribution split between 1H and 2H of fiscal 2025	No Change
DTC Comparable Sales Growth (%)	Low-single digit increase to low-single digit decrease	Flat to Mid-single digit decrease	Revised
Retail store expansion	Opening two new stores and three new concession-based shop-in-shops	Opening two new stores and three new concession-based shop-in-shops	No Change
Pricing Increase (%)	Average mid-single digit increase	Average mid-single digit increase	No Change
Wholesale Revenue Growth (%)	20% decrease	20% decrease	No Change
Consolidated Gross Margin	Similar to Fiscal 2024	Similar to Fiscal 2024	No Change
Weighted Average Diluted Shares Outstanding	Approximately 98 million shares	Approximately 98 million shares	No Change
Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on February 6, 2025. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/451792319. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our updated fiscal 2025 financial outlook, the related assumptions included herein, the execution of our proposed strategy, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws. For greater certainty, references herein to “forward-looking statements” include “forward-looking information” within the meaning of Canadian securities laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Income
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
	$	$	$	$
Revenue	607.9	609.9	963.8	975.8
Cost of sales	155.9	160.2	295.1	291.4
Gross profit	452.0	449.7	668.7	684.4
Selling, general & administrative expenses	247.7	250.9	559.7	583.0
Operating income	204.3	198.8	109.0	101.4
Net interest, finance and other costs	14.3	14.8	26.0	42.9
Income before income taxes	190.0	184.0	83.0	58.5
Income tax expense	46.4	52.6	7.1	8.0
Net income	143.6	131.4	75.9	50.5

Attributable to:
Shareholders of the Company	139.7	130.6	67.7	53.4
Non-controlling interest	3.9	0.8	8.2	(2.9)
Net income	143.6	131.4	75.9	50.5

Earnings per share attributable to shareholders of the Company
Basic	$1.44	$1.30	$0.70	$0.52
Diluted	$1.42	$1.29	$0.69	$0.52

Condensed Consolidated Interim Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
	$	$	$	$
Net income	143.6	131.4	75.9	50.5

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	—	(0.1)	(0.7)	(0.3)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain	(7.5)	6.7	10.0	0.2
Net loss on derivatives designated as cash flow hedges	(1.2)	(7.5)	(10.2)	(1.5)
Reclassification of net loss (gain) on cash flow hedges to income	1.4	0.1	1.3	(0.9)
Other comprehensive (loss) income	(7.3)	(0.8)	0.4	(2.5)
Comprehensive income	136.3	130.6	76.3	48.0

Attributable to:
Shareholders of the Company	132.6	129.7	68.1	51.6
Non-controlling interest	3.7	0.9	8.2	(3.6)
Comprehensive income	136.3	130.6	76.3	48.0

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	December 29, 2024	December 31, 2023	March 31, 2024
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	285.2	154.3	144.9
Trade receivables	174.9	144.5	70.4
Inventories	407.4	478.4	445.2
Income taxes receivable	15.9	8.1	28.0
Other current assets	55.0	61.0	52.3
Total current assets	938.4	846.3	740.8

Deferred income taxes	102.4	90.3	76.3
Property, plant and equipment	164.9	177.2	171.8
Intangible assets	132.2	132.1	135.1
Right-of-use assets	299.4	272.7	279.8
Goodwill	71.3	76.5	70.8
Other long-term assets	15.6	6.8	7.0
Total assets	1,724.2	1,601.9	1,481.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	215.6	268.8	177.7
Provisions	69.7	78.3	49.1
Income taxes payable	25.9	14.5	16.8
Short-term borrowings	70.6	38.7	9.4
Current portion of lease liabilities	84.7	76.4	79.9
Total current liabilities	466.5	476.7	332.9

Provisions	16.0	13.9	14.3
Deferred income taxes	13.4	13.6	17.2
Term Loan	410.5	381.0	388.5
Lease liabilities	265.3	244.9	250.6
Other long-term liabilities	43.1	70.9	54.6
Total liabilities	1,214.8	1,201.0	1,058.1

Equity
Equity attributable to shareholders of the Company	494.7	396.5	417.0
Non-controlling interests	14.7	4.4	6.5
Total equity	509.4	400.9	423.5
Total liabilities and equity	1,724.2	1,601.9	1,481.6

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	Third quarter ended		Three quarters ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
	$	$	$	$
Operating activities
Net income	143.6	131.4	75.9	50.5
Items not affecting cash:
Depreciation and amortization	32.6	32.2	97.5	92.0
Income tax expense	46.4	52.6	7.1	8.0
Interest expense	14.9	11.8	37.5	32.1
Foreign exchange loss (gain)	0.7	(1.4)	(1.2)	(1.9)
Loss on disposal of assets	0.5	0.1	0.9	0.1
Share-based payment	3.6	4.3	9.8	11.5
Remeasurement of put option	0.7	4.9	1.6	15.7
Remeasurement of contingent consideration	(1.3)	(1.9)	(13.1)	(4.9)
	241.7	234.0	216.0	203.1
Changes in non-cash operating items	118.4	134.0	(20.2)	(32.2)
Income taxes paid	(3.9)	(7.6)	(11.2)	(56.6)
Interest paid	(8.2)	(12.1)	(29.9)	(32.5)
Net cash from operating activities	348.0	348.3	154.7	81.8
Investing activities
Purchase of property, plant and equipment	(9.5)	(15.1)	(14.9)	(46.3)
Investment in intangible assets	(0.1)	(0.2)	(0.1)	(0.7)
Initial direct costs of right-of-use assets	(0.3)	—	(0.4)	(0.4)
Net cash outflow from business combination	—	(12.3)	—	(12.3)
Net cash used in investing activities	(9.9)	(27.6)	(15.4)	(59.7)
Financing activities
Mainland China Facilities (repayments) borrowings	(44.3)	(38.2)	30.1	(0.5)
Japan Facility borrowings (repayments)	3.8	(3.7)	29.8	11.7
Term Loan repayments	—	(1.0)	(2.0)	(3.0)
Revolving Facility repayments	(60.9)	(86.3)	—	—
Transaction costs on financing activities	—	0.1	—	(0.2)
Normal course issuer bid purchase of subordinate voting shares	—	(54.3)	—	(111.7)
Principal payments on lease liabilities	(23.2)	(21.0)	(64.1)	(49.7)
Issuance of shares	0.6	—	0.6	0.1
Net cash used in financing activities	(124.0)	(204.4)	(5.6)	(153.3)
Effects of foreign currency exchange rate changes on cash	2.3	0.5	6.6	(1.0)
Increase (decrease) in cash	216.4	116.8	140.3	(132.2)
Cash, beginning of period	68.8	37.5	144.9	286.5
Cash, end of period	285.2	154.3	285.2	154.3

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income (loss) attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin and adjusted net income (loss) per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the third quarter and three quarters ended December 29, 2024, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Third quarter ended		Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net income	143.6	131.4	75.9	50.5
Add (deduct) the impact of:
Income tax expense	46.4	52.6	7.1	8.0
Net interest, finance and other costs	14.3	14.8	26.0	42.9
Operating income	204.3	198.8	109.0	101.4
Head office transition costs (a)	—	—	—	0.8
Japan Joint Venture costs (c)	—	2.3	—	2.4
Transformation Program costs (e)	—	5.6	—	26.6
Paola Confectii Earn-Out costs (f)	0.9	0.5	2.7	0.5
Total adjustments	0.9	8.4	2.7	30.3
Adjusted EBIT	205.2	207.2	111.7	131.7
Adjusted EBIT margin	33.8%	34.0%	11.6%	13.5%

	Third quarter ended		Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net income	143.6	131.4	75.9	50.5
Add (deduct) the impact of:
Head office transition costs (a) (b)	—	—	—	1.2
Japan Joint Venture costs (c)	—	2.3	—	2.4
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (d)	(0.6)	3.0	(11.5)	10.8
Transformation Program costs (e)	—	5.6	—	26.6
Paola Confectii Earn-Out costs (f)	0.9	0.5	2.7	0.5
Unrealized foreign exchange loss on Term Loan (g)	4.9	0.5	5.7	—
	5.2	11.9	(3.1)	41.5
Tax effect of adjustments	(0.8)	(1.3)	(1.2)	(6.2)
Deferred tax adjustment (h)	—	—	—	(0.5)
Adjusted net income	148.0	142.0	71.6	85.3
Adjusted net income (loss) attributable to non-controlling interest (i)	0.3	(3.4)	5.8	(3.6)
Adjusted net income attributable to shareholders of the Company	148.3	138.6	77.4	81.7

Weighted average number of shares outstanding
Basic	96,798,985	100,253,473	96,714,942	102,144,232
Diluted	98,172,212	101,308,836	98,033,979	103,125,365
Adjusted net income per basic share attributable to shareholders of the Company	$1.53	$1.38	$0.80	$0.80
Adjusted net income per diluted share attributable to shareholders of the Company	$1.51	$1.37	$0.79	$0.79
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil and $0.4m of interest expense on lease liabilities for the third and three quarters ended December 31, 2023, respectively.
(c)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(d)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded gains of $0.6m and $11.5m on the fair value remeasurement of the contingent consideration and put option during the third and three quarters ended December 29, 2024, respectively (third and three quarters ended December 31, 2023 - losses of $3.0m and $10.8m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income.
(e)Transformation Program costs include consultancy fees of $5.6m and $21.1m, as well as severance costs, net of shared-based award forfeitures of $nil and $5.5m, associated with the reduction in workforce for the third and three quarters ended December 31, 2023, respectively.
(f)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.

(g)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of income.
(h)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(i)Calculated as net income attributable to non-controlling interest within the interim statements of income of $0.3m and $5.8m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 29, 2024, respectively. Net income (loss) attributable to non-controlling interest within the interim statements of income of $(0.8)m and $2.9m plus $(2.6)m and $(6.5)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 31, 2023, respectively.

Revenue By Segment

	Third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	517.8	514.0	3.8	(11.1)	(7.3)	0.7%	(1.4)%
Wholesale	75.7	81.8	(6.1)	(0.5)	(6.6)	(7.5)%	(8.1)%
Other	14.4	14.1	0.3	(0.1)	0.2	2.1%	1.4%
Total revenue	607.9	609.9	(2.0)	(11.7)	(13.7)	(0.3)%	(2.2)%
Revenue by Geography

	Third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	91.1	94.9	(3.8)	—	(3.8)	(4.0)%	(4.0)%
United States	161.5	157.5	4.0	(4.5)	(0.5)	2.5%	(0.3)%
North America	252.6	252.4	0.2	(4.5)	(4.3)	0.1%	(1.7)%
Greater China[1]	219.6	230.5	(10.9)	(6.7)	(17.6)	(4.7)%	(7.6)%
Asia Pacific (excluding Greater China1)	50.9	40.2	10.7	0.7	11.4	26.6%	28.4%
Asia Pacific	270.5	270.7	(0.2)	(6.0)	(6.2)	(0.1)%	(2.3)%
EMEA[2]	84.8	86.8	(2.0)	(1.2)	(3.2)	(2.3)%	(3.7)%
Total revenue	607.9	609.9	(2.0)	(11.7)	(13.7)	(0.3)%	(2.2)%
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	December 29, 2024	December 31, 2023	$ Change	March 31, 2024	$ Change
Cash	285.2	154.3	130.9	144.9	140.3
Mainland China Facilities	(30.1)	(9.3)	(20.8)	—	(30.1)
Japan Facility	(35.2)	(25.4)	(9.8)	(5.4)	(29.8)
Revolving Facility	—	—	—	—	—
Term Loan	(416.3)	(385.7)	(30.6)	(393.1)	(23.2)
Lease liabilities	(350.0)	(321.3)	(28.7)	(330.5)	(19.5)
Net debt	(546.4)	(587.4)	41.0	(584.1)	37.7